UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)*
HYDROGENICS CORPORATION

(Name of Issuer)
Common Shares

(Title of Class of Securities)
448882 10 0

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	448882 10 0	Page	2	of	5

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Joseph Cargnelli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	5	SOLE VOTING POWER:

NUMBER OF		4,902,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,902,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,902,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	5.34%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 448882 10 0	Page 3 of 5

Item 1(a).	Name of Issuer

Hydrogenics Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

5985 McLaughlin Road
Mississauga, Ontario L5R 1B8 Canada

Item 2(a).	Name of Persons Filing

Joseph Cargnelli

Item 2(b).	Address of Principal Business Office or, if none, Residence

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8 Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

448882 10 0

Item 3.	Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned: 4,902,500

(b)	Percent of Class: 5.34%

3

CUSIP No. 448882 10 0	Page 4 of 5
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 4,902,500

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,902,500

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

4

CUSIP No. 448882 10 0	Page 5 of 5

Item 10.	Certifications

Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 14, 2008.

/s/ Joseph Cargnelli Name: Joseph Cargnelli